Exhibit 2.1

DESCRIPTION OF THE REGISTRANT’S SECURITIES REGISTERED PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

The following description of the capital stock of D-Market Electronic Services & Trading (the “Company”, “we”, “us”, and “our”) and certain provisions of our articles of association is not intended to be a complete summary of the rights and preferences of such securities and is qualified in its entirety by reference to the full text of the articles of association. A copy of our articles of association is attached as Exhibit 1.1 to our annual report on Form 20-F. You are encouraged to read the applicable provisions of Turkish law and the articles of association in their entirety for a complete description of the rights and preferences of our securities. Further, please note that as a holder of American Depositary Shares (“ADSs”), you will not be treated as one of our shareholders and will not have any shareholder rights.

Share Capital

General

As of December 31, 2023, our share capital consists of 40,000,000 Privileged Class A shares (the “Class A Shares”) and 285,998,290 Class B ordinary shares with a nominal value of TRY 0.20 each. Our articles of association authorize the issuance of up to 1,400,000,000 shares. All of our outstanding ordinary shares are fully paid and non-assessable. Certificates representing the ordinary shares are issued in registered form. Our shareholders may freely hold and vote their shares. Our share capital is denominated in TRY.

Changes in Our Share Capital During the Last Three Fiscal Years

Since January 1, 2021, our share capital has changed as follows:

●	at the extraordinary general assembly of shareholders on May 25, 2021, we split our shares subdividing each ordinary share of TRY 1.00 into five ordinary shares of TRY 0.20 each (resulting in an increase in our number of shares by five times) and restructured our share classes and privileges attached to them in a manner that resulted in our Founder holding 40,000,000 Class A shares; and
●	in July 2021, we issued 41,670,000 Class B ordinary shares represented by ADSs, as part of our initial public offering (“IPO”), which increased our issued share capital to 40,000,000 Class A shares and 285,998,290 Class B ordinary shares (our total paid-in capital increased to 65,199,658).

Listing

Our ADSs are listed on the Nasdaq Global Select Market (“Nasdaq”) under the symbol “HEPS.”

Transfer Agent and Registrar

The transfer agent and depositary for our ADSs is The Bank of New York Mellon.

Memorandum and Articles of Association

Organization and Register

Our legal and commercial name is D-MARKET Elektronik Hizmetler ve Ticaret Anonim Şirketi. We are a joint stock company incorporated in İstanbul, Türkiye on April 11, 2000 and organized under the laws of Türkiye. Our affairs are governed by our Articles of Association, as amended from time to time, and the TCC. We are registered in the İstanbul Trade Registry under the trade registry number 436165-0.

Objects and Purposes

Our main objectives include, among other things, providing electronic commerce, service provider services on the internet, within the framework of the relevant legislation, publishing, making, operating websites on the internet and establishing infrastructure for these services and are set forth in Article 3 of our Articles of Association.

Articles of Association

Share Classes

Pursuant to our articles of association, our issued share capital is divided into two share classes, and consists of the following:

●	Class A shares; and
●	Class B ordinary shares.

All of our Class A shares and 29,864,015 of our Class B ordinary shares are owned by our founder and chairwoman, Hanzade Vasfiye Doğan Boyner (our “Founder”). Holders of our Class A shares are entitled to 15 votes per share. Holders of our Class B ordinary shares, the class of shares that is represented by ADSs that are publicly traded and listed, are entitled to one vote per share.

Sunset Provisions

Pursuant to our articles of association, our Class A shares may convert into Class B ordinary shares under the circumstances described below. To ensure compliance with Turkish law, the sunset provisions in our articles of association refer to the “holder of Class A shares”, which restricts privileges to be directly granted to specific shareholders and require privileges to be attached to shares. As of December 31, 2023, the totality of our Class A shares are owned by our Founder. Therefore, references to “Class A Shareholders” below refer to our Founder, but may in the future also include Permitted Transferees (as defined below).

The totality of outstanding Class A shares will convert into Class B ordinary shares upon, and our articles of association will be subject to amendment at the first general assembly of shareholders following, the earliest to occur of:

●	the date that is the 20th anniversary of our IPO;
●	the date that is 180 days following the date on which the Class A Shareholders hold shares (including both Class A shares and Class B ordinary shares) that represent less than 7.5% of the total paid-in capital of the Company;
●	the date that is 180 days following the death or permanent incapability (for health reasons) of our Class A Shareholders; and
●	the date that is one calendar year following the date on which the Class A Shareholders:
o	have (i) voluntarily resigned from the board of directors, or (ii) voluntarily decided not to be nominated as director at a general assembly of shareholders, and
o	have ceased to hold any employment or consultancy positions at the Company, provided that such Class A Shareholders have not entered a new employment or consultancy position at the Company.

Class A shares will each convert into Class B ordinary shares upon:

●	a transfer of such Class A shares to a third-party, except for the “Permitted Transfers” (as defined below); or
●	an application to the Central Registry Agency, the central registry and securities depository of Turkey, by the Class A Shareholders holding such Class A shares for conversion into tradable form (which would only apply in the event that the Company pursues a Borsa İstanbul listing in the future).

The following transactions would not cause the conversion of Class A shares into Class B ordinary shares for the purposes of our articles of association, and therefore, the Class A Shareholder is permitted to transfer such Class A shares to “Permitted Transferees” in the following “Permitted Transfers”:

●	to first or second degree blood relatives as a result of legal (such as inheritance) or voluntary transfers; and
●	to legal entities controlled by either (i) the holder of such Class A shares or (ii) her first or second degree blood relatives, as a result of legal (such as inheritance) or voluntary transfers.

Dividends

The payment of dividends is regulated by Turkish Commercial Code (Law No. 6102) (the “TCC”) and our articles of association. The following is a description of certain information relating to the payment of dividends, including requirements under the TCC and our articles of association.

In line with the dividend distribution policy to be determined by our general assembly of shareholders (the “General Assembly”) and the provisions of Turkish law, the distribution of profits and the payment of any annual dividend in respect of the preceding financial year will be recommended by our board of directors each year for approval by the shareholders at the annual (ordinary) General Assembly. Each ordinary share entitles its holder to a pro rata share of any dividends distributed and dividend distributions are made to all shares existing as of the distribution date, regardless of their date of issuance.

Distributable earnings are calculated in accordance with our articles of association after deducting all expenses, depreciation and similar payments and setting aside legally required reserves, taxes and the previous year’s losses, if any, from the revenue for the prior fiscal period. The amount of distributable earnings is the lesser of the amounts derived by performing this calculation using our statutory financial statements, which are prepared in accordance with the TCC and Turkish tax legislation.

Distributable earnings are then allocated in the following order:

●	5.0% of the distributable earnings is allocated to a first legal reserve until the first legal reserve reaches 20.0% of our paid-in capital;
●	the remainder of the first dividend shall be set aside within the framework of the Company’s profit distribution policy and in line with the TCC, based on the amount to be calculated by addition of the donation made within the year, if any. After the above deductions, the General Assembly is entitled to decide for distribution of the dividend to board members, partnership employees and persons other than shareholders;
●	the remainder of the distributable earnings may be (i) distributed in full or in part to our shareholders as a second dividend or (ii) set aside as year-end profits or as part of non-mandatory reserves; and
●	after setting aside an amount equal to 5.0% of the distributable earnings at the fiscal year-end from the amount to be distributed to shareholders and other persons participating in profit as stated above, we allocate 10.0% of the remaining amount as a second legal reserve and add it to the statutory reserve if and when a second dividend is distributed as stated above.

Unless and until the statutory funds and other financial obligations required by law are set aside and the dividend determined in accordance with the articles of association is distributed in cash or as bonus shares, we cannot resolve (i) to set aside any reserve, (ii) to transfer a dividend to the next year or (iii) to make distributions to the members of our board of directors, managers, employees and foundations or similar institutions established for various purposes.

If the calculated first dividend amount is less than 5.0% of the paid-in capital, we may not distribute the first dividend. However, the amount retained will be added to the calculation of the first dividend for the following fiscal year.

We may distribute advance dividends in line with the provisions of the TCC. The General Assembly may grant advance dividend distribution authority to the board of directors provided that such power is limited to the relevant financial period. A dividend distribution resolved by the General Assembly in line with our articles of association may not be revoked.

Shareholders’ Meetings

Any shareholder not wishing to attend a General Assembly in person may appoint another person as a proxy and may exercise its voting rights through its proxy. Under the TCC, the general assembly of shareholders of a joint stock company must convene for ordinary meetings which must be held within three months after the end of each financial year. If necessary, the general assembly of shareholders of a joint stock company may convene for extraordinary meetings. The General Assembly convenes upon notice by the board of directors to our shareholders at least three weeks prior to the date of the General Assembly.

Shareholders representing at least 10.0% of our share capital may, by written notice to be served through the notary public, require any additional matters to be included on the agenda for discussions at any General Assembly. If the board of directors does not fulfil such request, such shareholders may ask permission from the court to include additional items on the agenda. Pursuant to our articles of association, the General Assembly is to be held at the Company’s head office, located at Kuştepe Mahallesi Mecidiyeköy Yolu Cadde no: 12 Kule 2 K2 Şişli, Istanbul, Türkiye, or another location in Istanbul, or another location that is convenient in the city in which the headquarters are located.

Extraordinary meetings of the General Assembly may be convened by the board of directors or upon request of the shareholders representing at least 10.0% of our share capital. If the board of directors does not fulfil the request of the shareholders, such shareholders may ask permission from the court to convene the General Assembly. Shareholders representing at least 10.0% of our share capital may, by written notice to be served through the notary public, require any additional matters to be included on the agenda for discussions at any General Assembly. If the board of directors does not fulfil such request, such shareholders may ask permission from the court to include additional items on the agenda. According to the TCC, resolutions adopted at a duly convened general assembly of shareholders are valid and binding on the shareholders who did not attend the meeting.

In accordance with the requirements of the TCC, our shareholders are entitled to participate in General Assemblies through the electronic platform where such General Assemblies are streamed in real time. Shareholders who request to participate in a General Assembly through the electronic platform two days prior to the relevant General Assembly may attend the meeting by using the electronic platform, provided that they obtain electronic signatures from one of the Turkish service providers in advance. All announcements and other documents that must be submitted for the review of our shareholders will also be made available through the electronic platform.

Appointment and Removal of Directors

Pursuant to the TCC and our articles of association, the board of directors is responsible for our management and establishes the principles of our strategy, organization, accounting and financial control. According to our articles of association, the board of directors must consist of a minimum of 6 and a maximum of 12 members appointed by our shareholders and our board of directors is authorized to appoint officers as it deems appropriate. All of the directors will serve for the term fixed by the shareholder or board of directors that appoints such director, which cannot be longer than three years, or until the earlier of his or her death, resignation or removal. Our directors do not have a retirement age requirement under our articles of association.

Any director may be appointed or removed by a General Assembly resolution. Under Turkish law, members of the board of directors can be appointed from among shareholders as well as non-shareholders, and both natural persons and legal entities can be appointed as members of the board of directors. In the event a legal entity is appointed as a member of the board of directors, a natural person must be appointed by the legal entity member of the board of directors as its representative to exercise all rights and fulfil all duties of a member of the board of directors on behalf of such legal entity.

Votes on the Compensation of Directors

Pursuant to our articles of association, remuneration and attendance fees of the members of the board of directors are determined by the General Assembly. In accordance with the TCC, directors can be paid with cash, shares or a share of profit if so determined by the General Assembly.

Transfer of Shares

Save as otherwise discussed in “Item 7.B – Related Party Transactions – Capital Increases and Restrictions on Share Transfers” of our annual report on Form 20-F with respect to the Shareholders’ Agreement, the transfer of shares is permitted under the articles of association and must be made in accordance with the relevant legislation.

Issuance of Shares

The Company’s authorized share capital limit is TRY 280,000,000 (constituting a total of 1,400,000,000 shares each with a nominal value of TRY 0.20), and the board of directors is authorized to issue new shares up to this limit without the approval of the General Assembly. Within this authorized share capital limit, the board of directors is also authorized to issue new shares at a premium to their nominal value of TRY 0.20 per share. The board of directors is also authorized to restrict the pre-emption rights of the company’s shareholders (including Class A Shareholders) in connection with such new share issuances.

Repurchase of Shares

Pursuant to the TCC, the Company is allowed to repurchase its own shares, accept its own shares as pledge, and sell such repurchased shares to third parties or pay the consideration for the shares that are bought back. Only fully paid shares can be subject to repurchase by the Company. The General Assembly must also authorize the board of directors to perform the transaction. This authorization, when issued, is valid for 5 years at most. The Company may, subject to certain statutory requirements, terms and conditions, repurchase outstanding shares not exceeding 10% in nominal value of the entire issued share capital of the Company. After deducting the value of the shares to be repurchased, the remaining net assets of the company shall be at least the sum of the registered or issued capital and the reserve funds that are not allowed to be distributed in accordance with the law and articles of association.

Pre-emption Rights

Pursuant to the TCC, the Company may increase its share capital through various methods, including through the issuance of new shares. Absent an authorized corporate resolution stating otherwise, our existing shareholders are entitled to subscribe for new shares, also known as pre-emptive rights, in proportion to their respective shareholdings each time the Company undertakes a capital increase.

Liquidation

Pursuant to the TCC, our shareholders have the right to receive a pro rata share of any proceeds arising from our liquidation. The articles of association, however, may restrict this right. As of December 31, 2023, no shareholder or class of shareholders are granted preferred shares with regards to liquidation rights.

Voting Rights

The holders of our Class B ordinary shares (or the ADSs representing them, in accordance with the provisions of the Deposit Agreement (as defined below)) are entitled to one vote per share held on all matters submitted to a shareholder vote, whereas the holders of our Class A shares are entitled to fifteen votes per share held on all matters submitted to a shareholder vote.

Reports to Shareholders

We are subject to the informational and periodic reporting requirements of the U.S. Securities Exchange Act of 1934, as amended, including filing annual reports on Form 20-F and furnishing reports on Form 6-K.

Pursuant to the provisions of the TCC, the balance sheet, the profit and loss account, the annual activity report and proposals regarding the distribution of profits, as well as the auditors’ report, must be made available to the shareholders at our head office at least three weeks in advance of the annual General Assembly. The balance sheet, the profit and loss account and the annual activity report are to be kept available to our shareholders at our head office for a period of one year from the date of the relevant General Assembly.

Changes to the Rights of Shareholders

Any amendments to the articles of association, including changes to the shareholders’ rights set forth therein, are to be decided by the General Assembly. Amendments to the articles of association must be registered and announced, and are binding upon third parties after registration.

If a proposed amendment to the articles of association is subject to the permission of the Ministry of Trade or another public institution or organization, the draft amendments to the articles of association cannot be included in the agenda of the General Assembly and cannot be discussed without the approval of the Ministry of Trade or the relevant public institution or organization, as the case may be.

In accordance with the TCC, if a proposed amendment to the articles of association would violate the rights of Class A Shareholders, such amendment has to be approved by a special meeting of Class A Shareholders.

The Company’s fiscal year starts on the first day of January and ends on the last day of December.

Comparison of Turkish Corporate Law and Delaware Corporate Law

The applicable provisions of the TCC differ from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of certain differences between the provisions of the TCC applicable to us and the General Corporation Law of the State of Delaware relating to shareholders’ rights and protections. This summary is not intended to be a complete discussion of the respective rights and it is qualified in its entirety by reference to Delaware law and Turkish law.

	Turkish law	Delaware law
Number of Directors

Under Turkish law, a corporation must have at least one director and the number of directors shall be regulated in the articles of association. The number of directors shall be fixed by or in the manner provided in the articles of association.

Under Delaware law, a corporation must have at least one director and the number of directors shall be fixed by or in the manner provided in the bylaws.
Removal of Directors

Under Turkish law, any director or the entire board of directors may be removed, with cause or without cause, by the holders of a majority of the shares in a shareholders’ meeting convened with such agenda, except where a higher voting quorum is set for such removal in the articles of association. If there is cause, any director may be removed without such

Under Delaware law, any director or the entire board of directors may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors, except (a) unless the certificate of incorporation provides otherwise, in the case of a corporation whose board of directors is classified, shareholders may effect such removal only for cause, or (b) in

	Turkish law	Delaware law
specific item in the agenda of the shareholders’ meeting.

the case of a corporation having cumulative voting, if less than the entire board of directors is to be removed, no director may be removed without cause if the votes cast against such director’s removal would be sufficient to elect such director if then cumulatively voted at an election of the entire board of directors, or, if there are classes of directors, at an election of the class of directors of which he is a part.

Vacancies on the Board of Directors

Under Turkish law, vacancies may be filled by a majority of the directors at the meeting, with the meeting quorum being the majority of the directors then at office; unless otherwise provided in the articles of association of the corporation. Such new director should be approved by the first shareholders’ meeting to be convened.

Under Delaware law, vacancies and newly created directorships may be filled by a majority of the directors then in office (even though less than a quorum) or by a sole remaining director unless (a) otherwise provided in the certificate of incorporation or by-laws of the corporation or (b) the certificate of incorporation directs that a particular class of stock is to elect such director, in which case a majority of the other directors elected by such class, or a sole remaining director elected by such class, will fill such vacancy.

Annual General Meeting

Under Turkish law, the annual shareholders’ meeting shall be held at the registered office of the corporation, on such date and at such time as may be designated from time to time by the board of directors or as provided in the articles of association.

Under Delaware law, the annual meeting of stockholders shall be held at such place, on such date and at such time as may be designated from time to time by the board of directors or as provided in the certificate of incorporation or by the bylaws.

	Turkish law	Delaware law
General Meeting

Under Turkish law, an extraordinary shareholders’ meeting may be called by the board of directors, courts following a shareholder application in certain cases, insolvency practitioners, or shareholders holding 10% (or less, if set out by the articles of association) of the shares.

Under Delaware law, special meetings of the stockholders may be called by the board of directors or by such person or persons as may be authorized by the certificate of incorporation or by the bylaws. Stockholders generally do not have the right to call meetings of stockholders, unless that right is granted in the certificate of incorporation or the by-laws.

Notice of General Meetings

Under Turkish law, unless otherwise provided in the articles of association, written notice of any meeting of the shareholders must be given to each shareholder entitled to vote at the meeting not less than two (2) weeks before the date of the meeting and shall specify the place, date, hour, and agenda of the meeting.

Under Delaware law, unless otherwise provided in the certificate of incorporation or bylaws, written notice of any meeting of the stockholders must be given to each stockholder entitled to vote at the meeting not less than ten nor more than 60 days before the date of the meeting and shall specify the place, date, hour and, in the case of a special meeting, the purpose of the meeting.

Proxy

Under Turkish law, at any shareholders’ meeting, a shareholder may designate another person to act for such shareholder by proxy. The proxy is valid only for one shareholders’ meeting, and meetings that are continuation of such shareholders’ meeting.

Under Delaware law, at any meeting of stockholders, a stockholder may designate another person to act for such stockholder by proxy, but no such proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period. A director of a Delaware corporation may not issue a proxy representing the director’s voting rights as a director.

Pre-emptive Rights	Under Turkish law, shareholders have preemptive	Under Delaware law, shareholders have no

	Turkish law	Delaware law
rights to subscribe to additional share issues pro rata their existing shareholding, unless another rate is stipulated under the articles of association.

preemptive rights to subscribe to additional issues of stock or to any security convertible into such stock unless, and except to the extent that, such rights are expressly provided for in the certificate of incorporation.

Authority to Allot

Under Turkish law, the general assembly may allot the shares to be issued under certain conditions by limiting the usage of the pre-emptive rights of the existing shareholders in specific share issues. To limit the usage of such preemptive rights and allot the shares to be issued, (i) at least, a qualified quorum of 60% should approve, and (ii) a just cause for such allotment (e.g. an IPO) should exist.

Under Delaware law, if the corporation’s charter or certificate of incorporation so provides, the board of directors has the power to authorize the issuance of stock. It may authorize capital stock to be issued for consideration consisting of cash, any tangible or intangible property or any benefit to the corporation or any combination thereof. It may determine the amount of such consideration by approving a formula. In the absence of actual fraud in the transaction, the judgment of the directors as to the value of such consideration is conclusive.

Liability of Directors and Officers

Under Turkish law, directors are personally liable for damages arising from a breach of any obligation imposed on the directors under any law or the articles of association of the corporation, under the condition that such breach is conducted by negligence or intentional misconduct.

Under Delaware law, a corporation’s certificate of incorporation may include a provision eliminating or limiting the personal liability of a director to the corporation and its stockholders for damages arising from a breach of fiduciary duty as a director. However, no provision can limit the liability of a director for:

●
any breach of the director’s duty of loyalty to the corporation or its stockholders;

	Turkish law	Delaware law

●
acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;
●
intentional or negligent payment of unlawful dividends or stock purchases or redemptions; or
●
any transaction from which the director derives an improper personal benefit.

Voting Rights	Turkish law provides that, unless otherwise provided in the articles of association, each shareholder is entitled to one vote for each share of capital share held by such shareholder.	Delaware law provides that, unless otherwise provided in the certificate of incorporation, each stockholder is entitled to one vote for each share of capital stock held by such stockholder.
Shareholder Vote on Certain Transactions

Generally, under Turkish law, unless the articles of association provide for the vote of a larger portion of the share capital, disposal of all or substantially all of a corporation’s assets or dissolution requires affirmative vote of the shares representing 75% of the share capital. Decisions concerning a merger with another corporation require the affirmative vote of 75% of the votes present at the meeting. Additionally, affirmative votes must also represent a majority of the share capital. If the merger agreement includes a provision for a squeeze-out, it must be approved by at least 90% of the votes of shareholders entitled to vote.

Generally, under Delaware law, unless the certificate of incorporation provides for the vote of a larger portion of the stock, completion of a merger, consolidation, sale, lease or exchange of all or substantially all of a corporation’s assets or dissolution requires

●
the approval of the board of directors; and
●
approval by the vote of the holders of a majority of the outstanding stock or, if the certificate of incorporation provides for more or less than one vote per share, a majority of the votes of the outstanding stock of a corporation entitled to vote on the matter.

Standard of Conduct for Directors	Under Turkish law, the directors and managers are under obligation to execute their duty	Delaware law does not contain specific provisions setting forth the standard of conduct of a

Turkish law	Delaware law

with the care of a prudent manager, i.e. with the care that an ordinarily prudent manager would exercise under similar circumstances. In case that the risk that results in damages had arisen from an act of the director that was in compliance with the “business judgment rule,” the director would not be personally liable of such damages. Under the “business judgment rule,” the director is liable to conduct the relevant research for each act. Additionally, directors have a duty to act by protecting the interest of the corporation in good faith.

director. The scope of the fiduciary duties of directors is generally determined by the courts of the State of Delaware. In general, directors have a duty to act without self-interest, on a well-informed basis and in a manner they reasonably believe to be in the best interest of the stockholders.

Directors of a Delaware corporation owe fiduciary duties of care and loyalty to the corporation and to its shareholders. The duty of care generally requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of all material information reasonably available regarding a significant transaction.

The duty of loyalty requires that a director act in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. In general, but subject to certain exceptions, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation.

However, this presumption may be rebutted by evidence of a breach of one of the fiduciary

	Turkish law	Delaware law

duties. Delaware courts have also imposed a heightened standard of conduct upon directors of a Delaware corporation who take any action designed to defeat a threatened change in control of the corporation.

In addition, under Delaware law, when the board of directors of a Delaware corporation approves the sale or break-up of a corporation, the board of directors may, in certain circumstances, have a duty to obtain the highest value reasonably available to the shareholders.

Stockholder Suits

Under Turkish law, a shareholder may initiate an action for damages suffered by a corporation against the directors and managers who are personally liable. Any damages awarded in such action would be in favor of the corporation. In the event of bankruptcy, if the insolvency practitioner fails to enforce a right on behalf of a corporation, a shareholder or a creditor of a corporation may initiate an action to enforce a right of a corporation to claim damages from the directors who are personally liable, against such directors and managers. In such action initiated by a shareholder or a creditor, the proceeds obtained are first allocated to satisfy the claims of the creditors who initiated the lawsuit. Any remaining balance is distributed to the plaintiff

Under Delaware law, a stockholder may initiate a derivative action to enforce a right of a corporation if the corporation fails to enforce the right itself. The complaint must:

●
state that the plaintiff was a stockholder at the time of the transaction of which the plaintiff complains or that the plaintiff shares thereafter devolved on the plaintiff by operation of law; and
●
allege with factual particularity the efforts made by the plaintiff to obtain the action the plaintiff desires from the directors and the reasons for the plaintiff’s failure to obtain the action; or
●
state the reasons for not making the effort.

Turkish law	Delaware law

shareholders in proportion to their shareholdings, and any surplus is returned to the bankruptcy estate. The conditions for these claims are the same as those for lawsuits initiated by the corporation itself.

Additionally, the plaintiff must remain a stockholder through the duration of the derivative suit. The action will not be dismissed or compromised without the approval of the Delaware Court of Chancery.

American Depositary Shares

The Bank of New York Mellon, as depositary, will register and deliver American Depositary Shares, also referred to as ADSs. Each ADS will represent one Class B ordinary share (or a right to receive one Class B ordinary share) deposited with The Bank of New York Mellon, acting through an office located in the United Kingdom, as custodian, for the depositary. Each ADS will also represent any other securities, cash or other property that may be held by the depositary. The deposited shares together with any other securities, cash or other property held by the depositary are referred to as the “deposited securities”. The depositary’s principal executive office, at which the ADSs are administered, is located at 240 Greenwich Street, New York, New York 10286.

An ADS holder may hold ADSs either (A) directly (i) by having an American Depositary Receipt (“ADR”), which is a certificate evidencing a specific number of ADSs, registered in such ADS holder’s name, or (ii) by having uncertificated ADSs registered in such ADS holder’s name, or (B) indirectly by holding a security entitlement in ADSs through such ADS holder’s broker or other financial institution that is a direct or indirect participant in The Depository Trust Company (“DTC”).

Registered holders of uncertificated ADSs will receive statements from the depositary confirming their holdings.

ADS holders are not treated as one of our shareholders and do not have shareholder rights. Turkish law governs shareholder rights. The depositary is the holder of Class B ordinary shares underlying the ADSs. A registered holder of ADSs has ADS holder rights. A deposit agreement among the Company, the depositary, ADS holders, and all other persons indirectly or beneficially holding ADSs sets out ADS holder rights as well as the rights and obligations of the depositary (the “Deposit Agreement”). New York law governs the Deposit Agreement and the ADSs.

The following is a summary of the material provisions of the Deposit Agreement.

Dividends and Other Distributions

How will cash dividends and other distributions on Class B ordinary shares be received?

The depositary has agreed to pay or distribute to ADS holders the cash dividends or other distributions it or the custodian receives on the deposited securities, upon payment or deduction of its fees and expenses. These distributions will be made in proportion to the number of shares the ADS holder’s ADSs represent.

●	Cash. The depositary will convert any cash dividend or other cash distribution we pay on the Class B ordinary shares into U.S. dollars, if it can do so on a reasonable basis and can transfer the U.S. dollars to the United States. If that is not possible or if any government approval is needed and cannot be obtained, the Deposit Agreement allows the depositary to distribute the foreign currency only to those ADS holders to whom it is possible to do so. It will hold the foreign currency it cannot convert for the account of the ADS holders who have not been paid. It will not invest the foreign currency and it will not be liable for any interest. Before making a distribution, any withholding taxes, or other governmental charges that must be paid will be deducted. The depositary will distribute only whole U.S. dollars and cents and will round fractional cents to the nearest whole cent. If the exchange rates fluctuate during a time when the depositary cannot convert the foreign currency, ADS holders may lose some of the value of the distribution.
●	Shares. The depositary may distribute additional ADSs representing any Class B ordinary shares we distribute as a dividend or free distribution. The depositary will only distribute whole ADSs. It will sell Class B ordinary shares which would require it to deliver a fraction of an ADS (or ADSs representing those Class B ordinary shares) and distribute the net proceeds in the same way as it does with cash. If the depositary does not distribute additional ADSs, the outstanding ADSs will also represent the new ordinary shares. The depositary may sell a portion of the distributed Class B ordinary shares (or ADSs representing those Class B ordinary shares) sufficient to pay its fees and expenses in connection with that distribution.
●	Rights to Purchase Additional Class B Ordinary Shares. If we grant holders of our securities rights to purchase additional shares or other securities, the depositary may (i) exercise those rights on behalf of ADS holders, (ii) distribute those rights to ADS holders or (iii) sell those rights and distribute the net proceeds to ADS holders, in each case after deduction or upon payment of its fees and expenses. To the extent the depositary does not do any of those things, it will allow the rights to lapse. In that case, an ADS holder will receive no value for them. The depositary will exercise or distribute rights only if we ask it to and provide satisfactory assurances to the depositary that it is legal to do so. If the depositary will exercise rights, it will purchase the securities to which the rights relate and distribute those securities or, in the case of shares, new ADSs representing the new shares, to subscribing ADS holders, but only if ADS holders have paid the exercise price to the depositary. U.S. securities laws may restrict the ability of the depositary to distribute rights or ADSs or other securities issued on exercise of rights to all or certain ADS holders, and the securities distributed may be subject to restrictions on transfer.
●	Other Distributions. The depositary will send to ADS holders anything else we distribute on deposited securities by any means it thinks is legal, fair and practical. If it cannot make the distribution in that way, the depositary has a choice. It may decide to sell what we distributed and distribute the net proceeds, in the same way as it does with cash. Or, it may decide to hold what we distributed, in which case ADSs will also represent the newly distributed property. However, the depositary is not required to distribute any securities (other than ADSs) to ADS holders unless it receives satisfactory evidence from us that it is legal to make that distribution. The depositary may sell a portion of the distributed securities or property sufficient to pay its fees and expenses in connection with that distribution. U.S. securities laws may restrict the ability of the depositary to distribute securities to all or certain ADS holders, and the securities distributed may be subject to restrictions on transfer.

The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADS holders. We have no obligation to register ADSs, Class B ordinary shares, rights or other securities under the Securities Act. We also have no obligation to take any other action to permit the distribution of ADSs, ordinary shares, rights or anything else to ADS holders. ADS holders may not receive the distributions we make on our Class B ordinary shares or any value for them if it is illegal or impractical for us to make them available.

Deposit, Withdrawal and Cancellation

How are ADSs issued?

The depositary will deliver ADSs if a holder deposits Class B ordinary shares or evidence of rights to receive Class B ordinary shares with the custodian. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will register the appropriate number of ADSs in the names the holder requests and will deliver the ADSs to or upon the order of the person or persons that made the deposit.

How can ADS holders withdraw the deposited securities?

ADSs may be surrendered to the depositary for the purpose of withdrawal. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will deliver the deposited securities underlying the ADSs to the ADS holder or a person the ADS holder designates at the office of the custodian. Or, at the holder’s request, risk and expense, the depositary will deliver the deposited securities at its office, if feasible. However, the depositary is not required to accept surrender of ADSs to the extent it would require delivery of a fraction of a deposited share or other security. The depositary may charge a fee and its expenses for instructing the custodian regarding delivery of deposited securities.

How do ADS holders interchange between certificated ADSs and uncertificated ADSs?

An ADR may be surrendered to the depositary for the purpose of exchanging an ADR for uncertificated ADSs. The depositary will cancel that ADR and will send to the ADS holder a statement confirming that the ADS holder is the registered holder of uncertificated ADSs. Upon receipt by the depositary of a proper instruction from a registered holder of uncertificated ADSs requesting the exchange of uncertificated ADSs for certificated ADSs, the depositary will execute and deliver to the ADS holder an ADR evidencing those ADSs.

Voting Rights

How does an ADS holder vote?

ADS holders may instruct the depositary how to vote the number of deposited shares their ADSs represent. If we request the depositary to solicit voting instructions (and we are not required to do so), the depositary will notify the ADS holder of a shareholders’ meeting and send or make voting materials available to the ADS holder. Those materials will describe the matters to be voted on and explain how ADS holders may instruct the depositary how to vote. For instructions to be valid, they must reach the depositary by a date set by the depositary. The depositary will try, as far as practical, subject to the laws of Turkey and the provisions of our articles of association or similar documents, to vote or to have its agents vote the deposited securities as instructed by ADS holders. However, unless we provide to the depositary a specified legal opinion that certain voting procedures are legal for the depositary, the depositary would only vote the “net” number of deposited shares as to which it was instructed to vote for or against a matter, after subtracting the number of deposited shares as to which it was instructed to vote in the opposite manner. If we do not request the depositary to solicit voting instructions, ADS holders can still send voting instructions, and, in that case, the depositary may try to vote as the ADS holder instructs, but it is not required to do so.

Except by instructing the depositary as described above, ADS holders won’t be able to exercise voting rights unless they surrender their ADSs and withdraw the shares. However, they may not know about the meeting enough in advance to withdraw the shares. In any event, the depositary will not exercise any discretion in voting deposited securities and it will only vote or attempt to vote as instructed.

We cannot assure the ADS holders that they will receive the voting materials in time to ensure that they can instruct the depositary to vote their Class B ordinary shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that an ADS holder may not be able to exercise voting rights and there may be nothing they can do if their shares are not voted as requested.

In order to give the ADS holders a reasonable opportunity to instruct the depositary as to the exercise of voting rights relating to deposited securities, if we request the depositary to act, we agree to give the depositary notice of any such meeting and details concerning the matters to be voted upon at least 30 days in advance of the meeting date.

Tender and Exchange Offers; Redemption, Replacement or Cancellation of Deposited Securities

The depositary will not tender deposited securities in any voluntary tender or exchange offer unless instructed to do so by an ADS holder surrendering ADSs and subject to any conditions or procedures the depositary may establish.

If deposited securities are redeemed for cash in a transaction that is mandatory for the depositary as a holder of deposited securities, the depositary will call for surrender of a corresponding number of ADSs and distribute the net redemption money to the holders of called ADSs upon surrender of those ADSs.

If there is any change in the deposited securities such as a sub-division, combination or other reclassification, or any merger, consolidation, recapitalization or reorganization affecting the issuer of deposited securities in which the depositary receives new securities in exchange for or in lieu of the old deposited securities, the depositary will hold those replacement securities as deposited securities under the Deposit Agreement. However, if the depositary decides it would not be lawful and practical to hold the replacement securities because those securities could not be distributed to ADS holders or for any other reason, the depositary may instead sell the replacement securities and distribute the net proceeds upon surrender of the ADSs.

If there is a replacement of the deposited securities and the depositary will continue to hold the replacement securities, the depositary may distribute new ADSs representing the new deposited securities or ask ADS holders to surrender their outstanding ADRs in exchange for new ADRs identifying the new deposited securities.

If there are no deposited securities underlying ADSs, including if the deposited securities are cancelled, or if the deposited securities underlying ADSs have become apparently worthless, the depositary may call for surrender of those ADSs or cancel those ADSs upon notice to the ADS holders.

Amendment and Termination

How may the Deposit Agreement be amended?

We may agree with the depositary to amend the Deposit Agreement and the ADRs without the ADS holders’ consent for any reason. If an amendment adds or increases fees or charges, except for taxes and other governmental charges or expenses of the depositary for registration fees, facsimile costs, delivery charges or similar items, or prejudices a substantial right of ADS holders, it will not become effective for outstanding ADSs until 30 days after the depositary notifies ADS holders of the amendment. At the time an amendment becomes effective, an ADS holder is considered, by continuing to hold their ADSs, to agree to the amendment and to be bound by the ADRs and the Deposit Agreement as amended.

How may the Deposit Agreement be terminated?

The depositary will initiate termination of the Deposit Agreement if we instruct it to do so. The depositary may initiate termination of the Deposit Agreement if

●	60 days have passed since the depositary told us it wants to resign but a successor depositary has not been appointed and accepted its appointment;
●	we delist the ADSs from an exchange in the United States on which they were listed and do not list the ADSs on another exchange in the United States or make arrangements for trading of ADSs on the U.S. over-the-counter market;
●	we appear to be insolvent or enter insolvency proceedings;

●	all or substantially all the value of the deposited securities has been distributed either in cash or in the form of securities;
●	there are no deposited securities underlying the ADSs or the underlying deposited securities have become apparently worthless; or
●	there has been a replacement of deposited securities.

If the Deposit Agreement will terminate, the depositary will notify ADS holders at least 90 days before the termination date. At any time after the termination date, the depositary may sell the deposited securities. After that, the depositary will hold the money it received on the sale, as well as any other cash it is holding under the Deposit Agreement, unsegregated and without liability for interest, for the pro rata benefit of the ADS holders that have not surrendered their ADSs. Normally, the depositary will sell as soon as practicable after the termination date.

After the termination date and before the depositary sells, ADS holders can still surrender their ADSs and receive delivery of deposited securities, except that the depositary may refuse to accept a surrender for the purpose of withdrawing deposited securities or reverse previously accepted surrenders of that kind that have not settled if it would interfere with the selling process. The depositary may refuse to accept a surrender for the purpose of withdrawing sale proceeds until all the deposited securities have been sold. The depositary will continue to collect distributions on deposited securities, but, after the termination date, the depositary is not required to register any transfer of ADSs or distribute any dividends or other distributions on deposited securities to the ADSs holder (until they surrender their ADSs) or give any notices or perform any other duties under the Deposit Agreement except as described in this paragraph.

Limitations on Obligations and Liability

Limits on our Obligations and the Obligations of the Depositary; Limits on Liability to Holders of ADSs

The Deposit Agreement expressly limits our obligations and the obligations of the depositary. It also limits our liability and the liability of the depositary. We and the depositary:

●	are only obligated to take the actions specifically set forth in the Deposit Agreement without negligence or bad faith, and the depositary will not be a fiduciary or have any fiduciary duty to holders of ADSs;
●	are not liable if we are or it is prevented or delayed by law or by events or circumstances beyond our or its ability to prevent or counteract with reasonable care or effort from performing our or its obligations under the Deposit Agreement;
●	are not liable if we or it exercises discretion permitted under the Deposit Agreement;
●	are not liable for the inability of any holder of ADSs to benefit from any distribution on deposited securities that is not made available to holders of ADSs under the terms of the

Deposit Agreement, or for any special, consequential or punitive damages for any breach of the terms of the Deposit Agreement;

●	have no obligation to become involved in a lawsuit or other proceeding related to the ADSs or the Deposit Agreement on an ADS holder’s behalf or on behalf of any other person;
●	may rely upon any documents we believe or it believes in good faith to be genuine and to have been signed or presented by the proper person;
●	are not liable for the acts or omissions of any securities depository, clearing agency or settlement system; and
●	the depositary has no duty to make any determination or provide any information as to our tax status, or any liability for any tax consequences that may be incurred by ADS holders as a result of owning or holding ADSs or be liable for the inability or failure of an ADS holder to obtain the benefit of a foreign tax credit, reduced rate of withholding or refund of amounts withheld in respect of tax or any other tax benefit.

In the Deposit Agreement, we and the depositary agree to indemnify each other under certain circumstances.

Requirements for Depositary Actions

Before the depositary will deliver or register a transfer of ADSs, make a distribution on ADSs, or permit withdrawal of Class B ordinary shares, the depositary may require:

●	payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any Class B ordinary shares or other deposited securities;
●	satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and
●	compliance with regulations it may establish, from time to time, consistent with the Deposit Agreement, including presentation of transfer documents.

The depositary may refuse to deliver ADSs or register transfers of ADSs when the transfer books of the depositary or our transfer books are closed or at any time if the depositary or we think it advisable to do so.

An ADS Holder’s Right to Receive Class B Ordinary Shares Underlying their ADSs

ADS holders have the right to cancel their ADSs and withdraw the underlying ordinary shares at any time except:

●	when temporary delays arise because: (i) the depositary has closed its transfer books or we have closed our transfer books; (ii) the transfer of Class B ordinary shares is blocked to permit voting at a shareholders’ meeting; or (iii) we are paying a dividend on our Class B ordinary shares;

●	when an ADS holder owes money to pay fees, taxes and similar charges; or
●	when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of Class B ordinary shares or other deposited securities.

This right of withdrawal may not be limited by any other provision of the Deposit Agreement.

Direct Registration System

In the Deposit Agreement, all parties to the Deposit Agreement acknowledge that the Direct Registration System, also referred to as DRS, and Profile Modification System, also referred to as Profile, will apply to the ADSs. DRS is a system administered by DTC that facilitates interchange between registered holding of uncertificated ADSs and holding of security entitlements in ADSs through DTC and a DTC participant. Profile is a feature of DRS that allows a DTC participant, claiming to act on behalf of a registered holder of uncertificated ADSs, to direct the depositary to register a transfer of those ADSs to DTC or its nominee and to deliver those ADSs to the DTC account of that DTC participant without receipt by the depositary of prior authorization from the ADS holder to register that transfer.

In connection with and in accordance with the arrangements and procedures relating to DRS/Profile, the parties to the Deposit Agreement understand that the depositary will not determine whether the DTC participant that is claiming to be acting on behalf of an ADS holder in requesting registration of transfer and delivery as described in the paragraph above has the actual authority to act on behalf of the ADS holder (notwithstanding any requirements under the Uniform Commercial Code). In the Deposit Agreement, the parties agree that the depositary’s reliance on and compliance with instructions received by the depositary through the DRS/Profile system and in accordance with the Deposit Agreement will not constitute negligence or bad faith on the part of the depositary.

Shareholder communications; inspection of register of holders of ADSs

The depositary will make available for any ADS holder’s inspection at its office all other communications that it receives from us as a holder of deposited securities that we make generally available to holders of deposited securities. The depositary will send the ADS holders copies of those communications or otherwise make those communications available to the ADS holders if we ask it to. All ADS holders have a right to inspect the register of holders of ADSs, but not for the purpose of contacting those holders about a matter unrelated to our business or the ADSs.

Jury Trial Waiver

The Deposit Agreement provides that, to the extent permitted by law, ADS holders waive the right to a jury trial of any claim they may have against us or the depositary arising out of or relating to our shares, the ADSs or the Deposit Agreement, including any claim under the U.S. federal securities laws. If we or the depositary opposed a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable in the facts and circumstances of that case in accordance with applicable case law. An ADS holder will not, by agreeing to the terms of the Deposit Agreement, be deemed to have waived our or the depositary’s compliance with U.S. federal securities laws or the rules and regulations promulgated thereunder.